Exhibit 99.1

Vasta Platform Limited Announces Results of Annual General Meeting Held on July 20, 2021

São Paulo, Brazil, July 20, 2021 – Vasta Platform Limited, or Vasta (Nasdaq: VSTA), announces that the resolutions as set out in its Notice of Annual General Meeting dated July 2, 2021 were duly passed at its Annual General Meeting held today.

About Vasta Platform Limited (Nasdaq: VSTA)

Vasta is a leading, high-growth education company in Brazil powered by technology, providing end-to-end educational and digital solutions that cater to all needs of private schools operating in the K-12 educational segment, ultimately benefiting all of Vasta’s stakeholders, including students, parents, educators, administrators and private school owners. Vasta’s mission is to help private K-12 schools to be better and more profitable, supporting their digital transformation. Vasta believes it is uniquely positioned to help schools in Brazil undergo the process of digital transformation and bring their education skill-set to the 21st century. Vasta promotes the unified use of technology in K-12 education with enhanced data and actionable insight for educators, increased collaboration among support staff and improvements in production, efficiency and quality. For more information, please visit ir.vastaplatform.com.

Investor Relations Contact:

Investor Relations

+55 11 3133 7311

ri@somoseducacao.com.br